

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via E-mail</u>
Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Corporation
Suite 2100, 222 Third Avenue S.W.
Calgary, Alberta Canada T2P 0B4

      Re: Pengrowth Energy Corporation
              Form 40-F for Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File No. 001-31253

Dear Mr. Webster:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/H. Roger Schwall

              H. Roger Schwall
              Assistant Director